SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           BAXTER CAPITAL COMPANY, INC.
                                  COMMON STOCK


                                      N/A
                                 (CUSIP NUMBER)

                             22154 Martella Avenue
                           Boca Raton, Florida 33433

                               February 13, 2000
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):

      Goldco Properties Limited Partnership

(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required

    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person
With

(7) Sole Voting Power: 476,600 shares as of Reporting Date and
                       928,200 shares as of Filing Date

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 476,600 shares as of Reporting Date and
                            928,200 shares as of Filing Date

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 476,600 shares as of Reporting Date and 928,200 shares as of Filing Date

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares

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(13) Percent of Class Represented by Amount in Row (11):
      47.66% as of Reporting Date and 92.82% as of Filing Date

(14) Type of Reporting Person: LP

ITEM 1. SECURITY AND ISSUER.

Baxter Capital Company, Inc.
Common Stock, $.001 par value.
22154 Martella Avenue
Boca Raton, Florida 33433

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:         Peter Goldstein, Managing Partner

(b) Address:      22154 Martella Avenue
                  Boca Raton, Florida 33433

(c) Goldco Properties Limited Partnership is an investment firm.

(d) None.

(e) None.

(f) Citizenship. N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Goldco Properties Limited Partnership, received 476,600 shares as a founder of the Issuer and received an additional 451,600 shares from Kenneth Greenberg pursuant to an assignment agreement between the Reproting Person and Mr. Greenberg.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on the Issuer's status as a Reporting Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Goldco Properties Limited Partnership currently holds 928,200 of the issued and outstanding common shares of the Issuer, or 92.82% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2002          Signature: /s/ Peter Goldstein
                              -------------------------------
                                          PETER GOLDSTEIN
                                          President


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